November 6, 2008

Ms. Julia E. Griffith

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Washington, D.C. 20549-0303

Re:	Quantum Fuel Systems Technologies Worldwide, Inc.
Schedule TO-I filed on October 17, 2008
SEC File No. 005-78735

Dear Ms. Griffith:

This letter is in response to your letter dated October 31, 2008, issued in connection with the above reference filing. For ease of reference, your original comments are set forth below followed by our responses. The Company is concurrently filing Amendment No. 1 to Schedule TO-1.

Summary Term Sheet and Frequently Asked Questions, page 2

1. Refer to Q20. The offer must remain open for 20 full business days, in order to comply with Rule 13e-4(f)(i). Rule 13e-4(f)(i) defines “business day” as a full twenty four hour period. In order to account for the federal holiday on November 11, 2008, please extend the offer until midnight on November 14, 2008 or later in order to provide a full twentieth business day. Also, note that the rule is drafted to measure the offer from 12:01 am until 12:00 midnight Eastern Time.

Company Response: We have revised the Offer to Exchange to state that the Offer will expire at 5 p.m., Pacific Time, on November 17, 2008.

Conditions to Offer, page 16

2. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measurement of objective verification, and outside of your control. Please expand or revise the following offer conditions accordingly:

November 6, 2008

•	In the second bullet point, you refer to “any unusual circumstances surrounding trading in Quantum’s common stock.” Revise to clarify exactly what circumstances would cause you to terminate the offer, and to quantify what you mean by “any unusually high or low trading volume in Quantum’s common stock…”

Company Response: We have revised the second bullet point in the Offer to Exchange to state as follows:

“•	any halt or general suspension of trading in our securities on any national securities exchange or quotation system in the United States.”

•	In the fourth bullet point, you have included “any limitation… that might affect the extension of credit…” This is too broad to allow option holders the ability to determine whether the triggering event has occurred, or to gauge the risk of tendering in light of the condition. Revise to clarify the circumstances you intend to trigger the condition.

Company Response: We have revised the Offer to Exchange by deleting this condition in its entirety.

•	In the seventh bullet point, revise to define what you mean by “has deteriorated materially.” Particularly, with respect to the availability of credit in bullet point three, you must provide option holders with concrete information about what events would cause you to terminate.

Company Response: We have revised the Offer to Exchange by deleting this condition in its entirety.

3. Refer to the last comment above. Since it may be difficult for an Eligible Option holder to determine whether one of the events listed in this section has occurred, thus allowing you to terminate the offer, please include an undertaking in your response letter that upon occurrence of such an event, you will immediately inform shareholders how you intend to proceed. That is, you may not allow the offer to lapse and then terminate it, based on an event that occurred at the beginning of the offer period.

Company Response: We have revised Part 7 of the Offer to Exchange to provide that if one or more of the events described in the conditions occurs and we decide to terminate the Offer, we will notify all Eligible Participants within one (1) business day after the date we first become aware of the occurrence of the event that we are terminating the Offer and that if we do not timely terminate the offer, then we will be deemed to have waived such condition.

4. Refer to the final paragraph of this section. In your response letter, confirm your understanding that if you waive a condition of the offer for one tendering option holder, you will waive that condition for all option holders. As drafted, it appears you might waive conditions in individual cases.

November 6, 2008

Company Response: This letter confirms our understanding that any waiver by us of a condition is a waiver for all option holders and that we cannot waive a condition on an individual basis.

Information about Quantum, page 24

5. Revise to include the ratio of earnings to fixed charges, as required by Item 1010(a)(3) of Regulation M-A, and the book value per share required by Item 1010(a)(4).

Company Response: We have revised Item 11 of Schedule TO and the Offer to Exchange document to include the ratio of earnings to fixed charges required under Item 1010(a)(3) of Regulation M-A, and the book value per share required by Item 1010(a)(4) of Regulation M-A.

Additional Information, page 31

6. Please note that only the SEC public reference room is located in Washington, D.C. Please delete your reference to Chicago here.

Company Response: We have deleted the reference to the Chicago location.

The above is in response to your comment letter dated October 31, 2008. We understand that you may have additional comments after reviewing our amendment and comment response. Further, in connection with the above referenced filing, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

November 6, 2008

If you have any further questions or comments, please contact the undersigned.

Respectfully,

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

/S/ KENNETH R. LOMBARDO
Kenneth R. Lombardo Vice President-Legal and General Counsel